SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO-I/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No.1

Bradley Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Bradley Pharmaceuticals, Inc.
(Name of Filing Person (Offeror))

Options to Acquire Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

Common Stock: 104576103
(CUSIP Number of Class of Securities)

Daniel Glassman
President and Chief Executive Officer
Bradley Pharmaceuticals, Inc.
383 Route 46 West
Fairfield, New Jersey 07004
(973) 882-1505
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James R. Tanenbaum, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 468-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,647,900	$262.00**

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that options to acquire an aggregate of 1,204,205 shares of common stock are purchased at the purchase price applicable to each option. This offer relates to 1,023,645 options with exercise prices below $20.00 ranging from $1.125 to $19.45, for which we will pay the difference between $20.00 and the exercise price, and 180,600 options at exercise prices greater than $20.00, for which we will pay $0.35 per option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the transaction valuation.
**	Previously paid.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   |_|

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 17, 2008 relating to our offer to the optionholders of Bradley Pharmaceuticals, Inc. (“Bradley”) to tender options (whether vested or unvested) that have not expired, and are outstanding under Bradley’s option plans to date (“Eligible Options”), in exchange for a cash payment, upon the terms and subject to the conditions described in the Offer to Purchase, the related cover letter, the Form of Election to Tender Eligible Options, and the Form of Notice of Withdrawal, all dated January 17, 2008, as amended January 23, 2008.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Items 2(b) and 2(c) of the Schedule TO are hereby amended and restated as follows:

(b)	Securities. The information set forth in the Offer to Purchase under “The Offer - Source and Amount of Funds” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under “The Offer - Market and Trading Information” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and restated as follows:

(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:
  Summary Term Sheet
  Questions and Answers about the Offer
  Significant Consequences to Non-Tendering Option Holders
  The Offer
  The Merger

Item 7. Source and Amount of Funds and Other Consideration.

Item 7 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the Offer to Purchase under “The Offer — Source and Amount of Funds” is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase, dated January 17, 2008, as amended January 23, 2008

(a)(2)	Election to Tender Form, as amended

*(a)(3)	Cover Letter to the Offer to Purchase, dated January 17, 2008

(a)(4)	Form of Withdrawal, as amended

*(a)(5)	Definitive Proxy Statement, dated January 17, 2008; incorporated by reference to the Schedule 14A filed by Bradley Pharmaceuticals, Inc. on January 17, 2008

(a)(6)	Form of notice to optionholders dated January 23, 2008

*	Previously filed on Bradley’s Schedule TO on January 17, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

BRADLEY PHARMACEUTICALS, INC.

By: /s/ Daniel Glassman Name: Daniel Glassman Title: President and Chief Executive Officer

Dated: January 23, 2008

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated January 17, 2008, as amended January 23, 2008

(a)(2)	Election to Tender Form, as amended

*(a)(3)	Cover Letter to the Offer to Purchase, dated January 17, 2008

(a)(4)	Form of Withdrawal, as amended

*(a)(5)	Definitive Proxy Statement, dated January 17, 2008; incorporated by reference to the Schedule 14A filed by Bradley Pharmaceuticals, Inc. on January 17, 2008

(a)(6)	Form of notice to optionholders dated January 23, 2008

*	Previously filed on Bradley’s Schedule TO on January 17, 2008.